UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 12)*

Runway Growth Finance Corp.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

(CUSIP Number)

Todd E. Molz

General Counsel, Chief Administrative Officer & Managing Director

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 11 Pages)

SCHEDULE 13D
CUSIP No.		Page 2 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Growth Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,723,004
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,723,004

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,723,004
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.28%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 3 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Opportunities Fund Xb Holdings (Delaware), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 19,164
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 19,164

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 4 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,742,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,742,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,742,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 5 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,742,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,742,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,742,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 6 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Brookfield Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,742,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,742,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,742,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

SCHEDULE 13D
CUSIP No.		Page 7 of 7

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON BAM Partners Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 16,742,168
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 16,742,168

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,742,168
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.33%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	This percentage is calculated based on 40,509,269 shares of Common Stock outstanding as of November 7, 2023, as disclosed by the Issuer in its Form 10-Q filed with the SEC on November 7, 2023.

This Amendment No. 12 to Schedule 13D (this “Schedule 13D/A”) amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 28, 2016 (the “Schedule 13D”), Amendment No. 1 to Schedule 13D (“Amendment No. 1”) filed with the Securities and Exchange Commission on April 21, 2017, Amendment No. 2 to Schedule 13D (“Amendment No. 2”) filed with the Securities and Exchange Commission on June 15, 2017, Amendment No. 3 to Schedule 13D (“Amendment No. 3”) filed with the Securities and Exchange Commission on September 7, 2017, Amendment No. 4 to Schedule 13D (“Amendment No. 4”) filed with the Securities and Exchange Commission on December 12, 2017, Amendment No. 5 to Schedule 13D (“Amendment No. 5”) filed with the Securities and Exchange Commission on October 3, 2019, Amendment No. 6 to Schedule 13D (“Amendment No. 6”) filed with the Securities and Exchange Commission on December 20, 2019, Amendment No. 7 to Schedule 13D (“Amendment No. 7”) filed with the Securities and Exchange Commission on August 24, 2020, Amendment No. 8 to Schedule 13D (“Amendment No. 8”) filed with the Securities and Exchange Commission on October 19, 2020, Amendment No. 9 to Schedule 13D (“Amendment No. 9”) filed with the Securities and Exchange Commission on February 23, 2022, Amendment No. 10 to Schedule 13D (“Amendment No. 10”) filed with the Securities and Exchange Commission on July 6, 2023 and Amendment No. 11 to Schedule 13D (“Amendment No. 11”) filed with the Securities and Exchange Commission on November 16, 2023 with respect to shares of the common stock, par value $0.01 per share (“Common Stock”), of Runway Growth Finance Corp., a Maryland corporation (the “Issuer”). The address of the principal executive office of the Issuer is Runway Growth Finance Corp., 205 N. Michigan Ave, Stuie 4200, Chicago, IL 60601. Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8, Amendment No. 9, Amendment No. 10, Amendment No. 11 and this Schedule 13D/A.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented by adding the following information to Item 3:

On December 12, 2023, the underwriters exercised their overallotment option pursuant to the underwriting agreement disclosed in Amendment No. 11.

Item 5. Interest in Securities of the Issuer

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b).

The information contained on the cover page of this Schedule 13D is incorporated by reference.

OCM Growth directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

Fund Xb Delaware directly holds the Issuer’s Common Stock and has shared power to vote and dispose of the Issuer’s Common Stock.

OCG, in its capacity as the indirect manager of OCM Growth and Fund Xb Delaware, may be deemed to have indirect beneficial ownership of the shares of Common Stock held by OCM Growth and Fund Xb Delaware.

OCGH GP, in its capacity as the indirect owner of the class B units of OCG, has the ability to appoint and remove certain directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware.

BN, in its capacity as the indirect owner of class A units of OCG, may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

BAM Partners Trust, in its capacity as the sole owner of Class B Limited Voting Shares of BN, has the ability to appoint and remove certain directors of BN and, as such, may indirectly control the decisions of BN regarding the vote and disposition of securities held by OCM Growth and Fund Xb Delaware; therefore BAM Partners Trust may be deemed to have indirect beneficial ownership of the Shares held by OCM Growth and Fund Xb Delaware.

With respect to the shares of Common Stock reported herein, each of the Reporting Persons may be deemed to have sole voting and dispositive power or the sole power to direct the vote and disposition of the number of shares of Common Stock which such Reporting Person may be deemed to beneficially own as set forth above.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons, other than OCM Growth and Fund Xb Delaware, that it is the beneficial owner of any of the Common Stock referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and, except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person, other than OCM Growth and Fund Xb Delaware.

To the knowledge of the Reporting Persons, none of the Covered Persons directly owns any shares of Common Stock; provided, however, that because of each Covered Person’s status as an investment manager, manager, general partner, director, executive officer or member of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by such Reporting Person. Except to the extent of their pecuniary interest, each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this statement.

(c) Except as reported herein, the Reporting Persons have not effected any transactions since the filing of Amendment No. 11 on November 16, 2023.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of December 14, 2023

OCM GROWTH HOLDINGS, LLC

By:	Oaktree Fund GP, LLC
Its:	Manager

By:	Oaktree Fund GP I, L.P.
Its:	Managing Member

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE OPPORTUNITIES FUND XB HOLDINGS (DELAWARE), L.P.

Oaktree Fund GP, LLC Manager

Oaktree Fund GP I, L.P. Managing Member

/s/ Henry Orren
Henry Orren
Senior Vice President

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Senior Vice President

BROOKFIELD CORPORATION

By:	/s/ Swati Mandava
Name:	Swati Mandava
Title:	Managing Director, Legal & Regulatory

BAM PARTNERS TRUST

By:	/s/ Kathy Sarpash
Name:	Kathy Sarpash
Title:	Secretary